Mail Stop 4561

June 19, 2008

VIA U.S. MAIL AND FAX (703)543-0633
Mr. Bruce A. Riggins
Chief Financial Officer
Interstate Hotels & Resorts, Inc.
4501 North Fairfax Drive
Suite 500
Arlington, VA 22203

Re: Interstate Hotels & Resorts, Inc.
   File No. 001-14331
   Form 10-K for Fiscal Year Ended
   December 31, 2007
   Form 10-Q for the Quarterly Period Ended
   March 31, 2008
   Definitive Proxy on Schedule 14A

Dear Mr. Riggins:

   We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Financial Statements

Notes to financial statements

12. Acquisitions and Dispositions, page 75

1.   We note that the Company acquired several properties from affiliates of
        Blackstone during the year. Tell us whether these acquisitions are considered
        related under Rule 3-05 of Regulation S-X, and if so, explain to us how the
        Company concluded that they would not be required to provide financial
        statements of all the related properties in accordance with Rule 3-05 of Regulation
        S-X.

Definitive Proxy Statement on Schedule 14A

2.   You state on pages 13 and 14 that one-third of the annual bonus for each named
        executive officer and one-third of the equity-based compensation for each named
        executive officer are based on individual performance objectives. Please revise
        your disclosure to describe the elements of individual performance for each
        named executive officer that are taken into account. Please provide this
        disclosure in future filings and tell us how you intend to comply. Refer to Item
        402(b)(2)(vii).

3.   Please revise your disclosure to provide the specific items of corporate
        performance that are taken into account in determining the annual bonuses and
        equity-based compensation awards. For example, please provide the Adjusted
        EBITDA and Adjusted Diluted EPS amounts for each year and describe how such
        amounts resulted in the amounts of bonus and equity-based compensation paid to
        each named executive officer. Please provide this disclosure in future filings and
        tell us how you intend to comply or alternatively tell us why you believe that
        disclosure of these targets is not required. Refer to Item 402(b)(2)(v) and
        Instruction 4 to Item 402(b).

                                        *   *   *   *

        Please respond to this comment within 10 business days or tell us when you will
provide us with a response. Please file your response letter on EDGAR. Please
understand that we may have additional comments after reviewing your response to our
comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3629 if you have questions on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney at (202) 551-3585 or Jennifer Gowetski, Staff Attorney at (202) 551-3401 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief